UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.   )

☒ Filed by the Registrant   ☐ Filed by a Party other than the Registrant

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   **CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY (AS PERMITTED BY RULE 14a-6(e)(2))**

☐   Definitive Proxy Statement

☒   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

UDR, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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☒   No fee required.

☐   Fee paid previously with preliminary materials.

☐   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

Your **Vote** Counts!

UDR, Inc.

2023 Annual Meeting
Vote by May 31, 2023 11:59 PM ET. For shares held in a
Plan, vote by May 29, 2023 11:59 PM ET.



UDR, INC.
1745 SHEA CENTER DRIVE
SUITE 200
HIGHLANDS RANCH, CO 80129



V01985-P89572

You invested in UDR, Inc. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 1, 2023.**

Get informed before you vote

View UDR, Inc.'s Notice of Annual Meeting and Proxy Statement, Form 10-K for the year ended December 31, 2022 and Shareholder Letter online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 18, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control # [   ]

Smartphone users

Point your camera here and vote without entering a control number



 **Vote in Person at the Meeting***

June 1, 2023
10:00 a.m., Local Time

Four Seasons Hotel
1111 14th Street
Denver, CO 80202

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

V1.1

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. ELECTION OF DIRECTORS **Nominees:** 1a. Katherine A. Cattanach	For
1b. Jon A. Grove	For
1c. Mary Ann King	For
1d. James D. Klingbeil	For
1e. Clint D. McDonnough	For
1f. Robert A. McNamara	For
1g. Diane M. Morefield	For
1h. Kevin C. Nickelberry	For
1i. Mark R. Patterson	For
1j. Thomas W. Toomey	For
2. Advisory vote to approve named executive officer compensation.	For
3. To ratify the appointment of Ernst & Young LLP to serve as independent registered public accounting firm for the year ending December 31, 2023.	For
4. Advisory vote on the frequency of holding an advisory vote on executive compensation.	1 Year
5. To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.	

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